康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code : 322)

Interim Report 2008



For identification purposes only

SUMMARY

	US$ million	For the six months ended 30 June 2008	2007	Change
•	Turnover	2,049.253	1,502.834	+36.36%
•	Gross margin of the Group (%)	32.94%	32.71%	+0.23ppt.
•	Gross profit of the Group	674.936	491.613	+37.29%
•	EBITDA	322.127	234.828	+37.18%
•	Profit for the period	190.982	145.935	+30.87%
•	Profit attributable to equity holders of the Company	127.607	95.819	+33.18%
•	Earnings per share (US cents)	2.28	1.71	+US0.57cents

INTRODUCTION

China's gross domestic products ("GDP") for the second quarter represented a growth of 10.1% as compared to the corresponding period last year, and a decrease of 0.5ppt. as compared to 10.6% of the first quarter. China's GDP for the first half of the year increased by 10.4% over the corresponding period last year, and decreased by 1.8ppt. over the previous quarter, displaying a slowdown in growth rate of its economy. The Consumer Price Index ("CPI") for the first half year increased by 7.9% as compared to the corresponding period last year, representing a year-on-year increase of 4.7ppt. China has been under negative real interest rates for the nineteenth consecutive months. However, the producer price index ("PPI"), being the leading indicator of CPI, recorded a year-on-year increase of 7.6%, representing a year-on-year increase in growth rate of 4.8ppt. The growth rate of PPI has been setting new record highs for the sixth consecutive months since three years ago, which indicates an increasingly high inflation pressure.

High negative interest rate and inflation pressure led to reduced consumers deposits, discretionary spending and increased proportion of expenditure on daily necessities. Capitalizing on such business opportunity and through flexible marketing strategy, the Group achieved a turnover of instant noodles of US$458 million for the traditional low season in second quarter, accounting for an increase of 49.35 % over the same period last year.

In the first half of 2008, the turnover of the Group increased by 36.36% over the same period last year to US$2,049 million. Turnover for instant noodles, beverage and bakery increased by 49.38%, 25.19% and 42.99% over the same period last year to US$982 million, US$943 million and US$68 million respectively. According to ACNielsen's survey in June 2008, the Group's instant noodle, Ready-To-Drink (RTD) Tea, mineralized water and sandwich crackers continued to rank first in the PRC market.

In the first half of 2008, the Group's gross margin increased by 0.23ppt. to 32.94% and gross profit increased by 37.29%. Profit before taxation increased by 40.85% to US$230 million over the same period last year. EBITDA increased by 37.18% to US$322 million and the profit attributable to equity holders of the Company increased by 33.18% to US$128 million when compared to the same period last year.

2008 INTERIM RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 together with the unaudited comparative figures for the corresponding periods in 2007. These unaudited interim financial statements have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
For the Six Months Ended 30 June 2008

		For the six months ended 30 June	
		2008	**2007**
		(Unaudited)	**(Unaudited)**
	Note	*US$'000*	*US$'000*
Revenue	2	2,049,253	1,502,834
Cost of sales		(1,374,317)	(1,011,221)
Gross profit		674,936	491,613
Other net income		38,818	18,360
Distribution costs		(392,737)	(286,224)
Administrative expenses		(50,224)	(33,763)
Other operating expenses		(32,329)	(20,563)
Finance costs	3	(15,517)	(9,631)
Share of results of associates		7,353	3,719
Profit before taxation	4	230,300	163,511
Taxation	5	(39,318)	(17,576)
Profit for the period		190,982	145,935
Attributable to			
Equity holders of the Company		127,607	95,819
Minority interest		63,375	50,116
Profit for the period		190,982	145,935
Earnings per share	6		
Basic		2.28 cents	1.71 cents
Diluted		2.28 cents	N/A

Condensed Consolidated Balance Sheet
At 30 June 2008

	Note	At 30 June 2008 (Unaudited) US$'000	At 31 December 2007 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,881,132	1,567,348
Intangible assets		11,075	11,701
Interest in associates		26,337	33,929
Premium for land lease		66,635	65,594
Available-for-sale financial assets		3,870	3,724
Deferred tax assets		5,379	5,379
		1,994,428	1,687,675
Current assets			
Financial assets at fair value through profit or loss		39,331	21,439
Inventories		240,176	155,217
Trade receivables	8	145,742	114,391
Prepayments and other receivables		174,314	112,807
Pledged bank deposits		8,827	3,030
Bank balances and cash		364,044	239,862
		972,434	646,746
Current liabilities			
Trade payables	9	528,173	334,041
Other payables		423,349	248,979
Current portion of interest-bearing borrowings	10	463,118	291,481
Trade receipts in advance		28,287	43,045
Taxation		11,741	7,122
		1,454,668	924,668
Net current liabilities		(482,234)	(277,922)
Total assets less current liabilities		1,512,194	1,409,753
Non-current liabilities			
Long-term interest-bearing borrowings	10	84,194	106,946
Other non-current payables		3,093	2,861
Employee benefit obligations		8,239	7,893
Deferred tax liabilities		17,421	10,358
		112,947	128,058
NET ASSETS		1,399,247	1,281,695
CAPITAL AND RESERVES			
Issued capital	11	27,943	27,943
Reserves	12	1,052,615	849,382
Proposed special dividend		—	59,799
Proposed final dividend		—	90,537
Total capital and reserves attributable to equity holders of the Company		1,080,558	1,027,661
Minority interest		318,689	254,034
TOTAL EQUITY		1,399,247	1,281,695

Condensed Consolidated Statement of Changes in Equity
For the Six Months Ended 30 June 2008

	Attributable to equity holders of the Company (Unaudited) *US$'000*	Minority interest (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1 January 2007	913,342	184,647	1,097,989
Net gains recognised directly in equity			
Exchange transaction difference	27,761	—	27,761
Dividend	(136,923)	(32,104)	(169,027)
Profit for the period	95,819	50,116	145,935
	(13,343)	18,012	4,669
As at 30 June 2007	899,999	202,659	1,102,658
As at 1 January 2008	1,027,661	254,034	1,281,695
Net gains recognised directly in equity			
Exchange translation difference	75,626	—	75,626
Dividend	(150,336)	1,280	(149,056)
Profit for the period	127,607	63,375	190,982
	52,897	64,655	117,552
As at 30 June 2008	1,080,558	318,689	1,399,247

Condensed Consolidated Cash Flow Statement
For the Six Months Ended 30 June 2008

	2008 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*
Net cash from operating activities	417,110	398,542
Net cash used in investing activities	(376,216)	(259,357)
Net cash from financing activities	89,085	349
Increase in cash and cash equivalents	129,979	139,534
Cash and cash equivalents at 1 January	242,892	163,920
Cash and cash equivalents at 30 June	372,871	303,454
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	364,044	297,188
Pledged bank deposits	8,827	6,266
	372,871	303,454

Notes:

1. Basis of preparation and accounting policies

The Directors are responsible for the preparation of the Group's unaudited interim financial statements. These unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed interim financial statements should be read in conjunction with the 2007 annual financial statements. The accounting policies adopted in preparing the unaudited interim financial statements for the six months ended 30 June 2008 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

2. Revenue and segment result by major products

The Group operates mainly in The People's Republic of China (the "PRC"). Revenue and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's revenue and segment results by major products is set out below:

	Revenue For the six months ended 30 June		Segment result For the six months ended 30 June	
	2008 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*	2008 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*
Instant noodles	982,460	657,702	75,376	42,925
Beverages	942,979	753,214	150,571	117,436
Bakery	67,887	47,477	2,657	1,012
Others	55,927	44,441	9,860	8,052
Total	2,049,253	1,502,834	238,464	169,425

3. Finance costs

	For the six months ended 30 June	
	2008 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*
Interest on bank loans wholly repayable within five years	15,517	9,631

4. Profit before taxation

Profit before taxation is stated after charging the following:

	For the six months ended 30 June	
	2008 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*
Depreciation	80,325	62,956
Amortisation	2,149	1,877

5. Taxation

	For the six months ended 30 June	
	2008 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*
PRC enterprise income tax	39,318	17,576

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to a preferential PRC Enterprise Income Tax rate of 15% before 31 December 2007. Also, they are fully exempt from PRC Enterprise Income Tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years ("Tax Holidays"). Under the new tax law which has taken effect as from 1 January 2008, the preferential PRC Enterprise Income Tax rate of 15% will increase gradually to 25% over five years. All Tax Holidays will expire at the end of 2012.

6. (a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit of US$127.607 million (2007: US$95.819 million) attributable to equity holders of the Company for the period ended 30 June 2008 and on the weighted average of 5,588,705,360 (2007: 5,588,705,360) ordinary shares in issue during the period.

(b) Diluted earnings per share

Diluted earnings per share for the year is calculated on the net profit attributable to shareholders of the Company for the period ended 30 June 2008 of US$127.607 million (2007: US$95.819 million) and the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares arising from the share options granted under the Company's share option scheme.

Reconciliation of weighted average number of ordinary shares used in calculating diluted earnings per share:

	For the six months ended 30 June	
	2008 Number of shares	2007 Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	5,588,705,360	5,588,705,360
Deemed issue of ordinary shares on granting of share options	962,513	—
	5,589,667,873	5,588,705,360

7. Dividend

The Board of Directors resolves that no dividend be paid for the six months ended 30 June 2008 (2007: nil).

8. **Trade receivables**

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The aging analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 30 June 2008 (Unaudited) *US$'000*	**At 31 December 2007 (Audited)** *US$'000*
0 - 90 days	136,094	105,115
Over 90 days	9,648	9,276
	145,742	114,391

9. **Trade payables**

The aging analysis of trade payables is as follows:

	At 30 June 2008 (Unaudited) *US$'000*	**At 31 December 2007 (Audited)** *US$'000*
0 - 90 days	495,562	318,190
Over 90 days	32,611	15,851
	528,173	334,041

10. **Interest-bearing borrowings**

	At 30 June 2008 (Unaudited) *US$'000*	**At 31 December 2007 (Audited)** *US$'000*
Bank loans:		
Within one year	463,118	291,481
In the second year	60,799	68,620
In the third to fifth years, inclusive	23,395	38,326
	547,312	398,427
Portion classified as current liabilities	(463,118)	(291,481)
Non-current portion	84,194	106,946

11. Issued capital

	Ordinary shares of US$0.005 each No. of shares	US$'000
Authorised:		
At 31 December 2007 and 30 June 2008	7,000,000,000	35,000
Issued and fully paid:		
At 31 December 2007 and 30 June 2008	5,588,705,360	27,943

12. Reserves

	Capital redemption reserve *US$'000*	Share premium *US$'000*	Exchange translation reserve *US$'000*	General reserve *US$'000*	Retained profits *US$'000*	Total *US$'000*
At 31 December 2007	36	332,478	93,124	135,961	438,119	999,718
Exchange translation difference	—	—	75,626	—	—	75,626
Transfer to general reserve	—	—	—	7,388	(7,388)	—
Profit for the period	—	—	—	—	127,607	127,607
Dividend	—	—	—	—	(150,336)	(150,336)
At 30 June 2008	36	332,478	168,750	143,349	408,002	1,052,615

13. Commitments

	At 30 June 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
(a) **Capital commitments**		
Contracted but not provided for	65,223	196,008

(b) **Commitments under operating lease**

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

	At 30 June 2008	At 31 December 2007
Within one year	7,902	10,369
In the second to fifth years, inclusive	19,502	20,570
Over five years	3,116	4,301
	30,520	35,240

14. Related party transactions

In addition to the transactions disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

		For the six months ended 30 June	
		2008	**2007**
		(Unaudited)	**(Unaudited)**
		US$'000	*US$'000*
(a)	Sales of goods to:		
	Associates	358	849
	Companies under control by a substantial shareholder of the Company	803	462
	Companies under control by directors of the Company	6,129	4,763
(b)	Purchases of goods from:		
	Associates	161,734	130,708
	Companies under control by a substantial shareholder of the Company	6,685	9,839
	Holding companies of a minority shareholder of subsidiaries of the Company	1,002	1,065
(c)	Processing charges by:		
	Companies under control by a substantial shareholder of the Company	—	888
	Holding companies of a minority shareholder of subsidiaries of the Company	615	502

(d) As at 30 June 2008, guarantee provided for securing banking facilities by an associate and holding companies of a minority shareholder of subsidiaries of the Company were US$3.645 million and US$9.391 million respectively (At 31 December 2007: US$4.320 million and US$17.530 million respectively).

MANAGEMENT DISCUSSION AND ANALYSIS

During the second quarter, the prices of some main raw materials such as palm oil and flour remained high and their prices increased by 57.59% and 7.89% respectively when compared with the corresponding period last year. The continuing prudent methods adopted by the Group in production management and the advantages of central purchase have generated positive results in cost controls. Although under the pressure of high raw material price, the Group's gross margin still improved slightly on the same period last year. The firm and steady sales strategy towards optimizing the sales of the products has resulted in 55.49% growth in sales of high-end noodles notwithstanding the overall market remained stagnant. Due to the Sichuan earthquake in May, we postponed our advertising campaigns which coupled with the exceptionally wet weather in June, have caused beverage sales growth to slow down. Nevertheless, the Group's RTD tea and mineralized water continued to rank first in the PRC market.

In the first half of the year, the Group's successful "Better Access, Broader Reach" distribution strategy and effective control of advertisement and promotion costs led to the Group's turnover grew by 36.36%, gross margin increased by 0.23 ppt. to 32.94% and gross profit grew by 37.29% when compared to the same period last year. EBITDA also increased by 37.18% to US$322 million and the profit attributable to equity holders of the Company increased by 33.18% to US$128 million.

Instant Noodle Business

In the first half of the year, turnover for the instant noodle business was US$982.460 million, increased by 49.38% from last year and representing 47.94% of the Group's total turnover. On the baisis of four major components of the hero brand, namely braised beef, spicy, mushroom and shrimp, Master Kong fulfiled consumers' primary desires for delicious taste, while featuring continuous development of different regional favours to suit the needs of different regions and food cultures. Of these, Gan Ban Mian (fried noodles) represented a new way of enjoying authentic taste, while La Xuan Feng (Spicy Whirlwind), with spiciness as the selling point, continued to appeal to young people. The Spicy Series, on the other hand, represened the authentic taste of Sichuan favour. Brand image was established through market diversification by star brands and focus marketing. The brand product Mianba La Mian, with its "good noodles with dedicated spirits" appeal, continued to establish its position as "The benchmark for good noodles". "Your Flavors Series" continued to communicate for "The journey for Gan Mian delicacy", and, through marketing noodles with box packaging and bag packaging, to consolidate its position as the top brand in the Gan Ban Mian market. "Jin Shuang La Mian" and "Hao Zi Wei", on the other hand, strived for middle price market to meet the needs of middle and lower classes consumers in the cities.

"Super Fumanduo" and "Gold Mark Fumanduo" have consolidated their positions as middle-price noodles brands, while low-price noodles brands "Fumanduo" and "Fumanduo Yi Wan Xiang" fared well in the lower-end markets. "Sui Shou Bao" and "Da Kuai Bao", the brands for Gan Cui Mian, together contributed to the continuous growth of Gan Cui Mian as a whole, while the satisfactory performance of "Fumanduo" effectively fueled the growth of the Group in the overall middle and lower price markets.

According to ACNielsen's survey in June 2008, in terms of sales value, market share of Master Kong noodles in the overall China market was 46.4%, and it continued to hold firmly the No.1 position in the market. During the period, the Group strengthened overall operation management and continued to adjust product mix and sales strategies which stimulated the sales of container noodles and high-end packet noodles. Turnover of high-end noodles increased by 55.49% over the same period of last year and the Group continued to increase market share for high-end noodles. Master Kong gained 62.6% and 68.1% market share respectively for container noodles and high-end packet noodles. Fumando brand is the Group's major brand to enter the low-end noodles market. Meanwhile, Fumando brand acquired a 14.1% share of the low-end market and ranked third in the low-end noodles market.

During the first half of the year, the price of palm oil, which is one of the main raw material of instant noodle, increased sharply by 62%. With the increase in sales of the high margin container noodles and high-end packet noodles, price adjustment in last year, effective cost control as well as efficiency improvements, gross margin for instant noodle increased 1.99 ppt. to 26.04% and gross profit grew by 61.76% when compared with same period last year. Due to the successful marketing strategies and effective control over operating costs, profit attributable to equity holders of the Company was US$58.316 million, a growth of 58.91%.

Beverage Business

In the first half of the year, a sales growth of 25.19% to US$942.979 million when compared to the same period last year, was achieved by the beverage business in spite of various adverse factors such as the rising price of raw materials, increased transportation cost due to increased oil price, change in the purchasing structure of consumers, abnormal weather and intensified competition. The sales growth also benefited from the adoption of the flexible marketing strategies and efficient communication with distribution partners before high season. During the period, beverage turnover accounted for 46.02% of the Group's total turnover. Due to the improvement in organizational efficiency and effective control over operating costs, gross margin for beverage increased 0.54 ppt. to 38.96% and gross profit grew by 26.94% to US$367.366 million; profit attributable to equity holders of the Company was US$63.325 million, grew by 22.49% when compared with the same period in 2007.

Due to the Sichuan earthquake in May, we slowed our advertising activities slightly in response to state policy. Since June, however, with the approaching of the peak season for beverage, we have launched comprehensive sales campaigns for Master Kong RTD tea, mineralized water and juice series. During the period, we had extensively reached out to our consumers through efficient T.V. and outdoor media advertisements and our annual promotion campaigns.

For tea drinks, competition in RTD tea market remained fierce. We continued to improve our performance and consolidated our leading position through the strategies of extended flavors and product differentiation, built our corporate image as a Master of Tea and expanded into new RTD tea markets. During the period, we launched a new RTD tea product - Ice Green Tea, bringing cool and energy drinks to people in the hot summer with new flavor and unprecedented cool taste. The V-shaped bottle (V for victory) caters to the emulative character of the young who are willing to try and "feel the taste of victory". In addition, based on the existing Jasmine Tea , we launched a new product of Jasmine Series - Honey Jasmine Tea in the second quarter, which immediately won market recognition. We continued to market Ice Tea through our music strategy by engaging Tao Zhe, the "Music Godfather", as the celebrity to promote the energetic, joyous and confident images of Ice Tea.

For diluted juice products, Master Kong has been pursuing the brand philosophy of "fashion, health and energy" and advocating the idea of "being natural and healthy every day". Newly launched products, such as "Daily C Pineapple Juice", "Master Kong Apple Juice" and "Mixed Fruit Juice", all served to expand our product ranges in juice products and improved sales by stimulating consumption.

For bottled water, in addition to the mineralized water newly launched in large PET bottles of 1.5L being sold in whole boxes, we further launched Master Kong natural mineral water from Changbai Mountain. With the quality natural mineral water added to our product ranges, we have confidence in strengthening our leading position in the packaged water market and making Master Kong the "Master of Water".

Accoring to ACNielsen's retail research data for June 2008, in terms of sales value, Master RTD tea gained 41.3% market share and took top spot in the market. Master Kong juice series came third in the diluted juice market with it's twin brands and accounted for 16.7% market share. Due to the launch of natural mineral water and the repackaging of mineralized water, Master Kong bottled water gained 20.8% market share and ranked first in the market.

Meanwhile, the Company continued to improve organizational efficiency, adjust and improve product structure, reduce costs, implement a distribution strategy of "Better Access, Broader Reach", optimize market channels and speed up the distribution of products to points of sales. During the period, all new production lines have commenced production to meet market demands.

We will continue to focus on market distribution and the utilization of production capacity, so as to increase our market share and maintain our leading position in the market.

Bakery Business

The turnover of the bakery business in the first half of the year amounted to US$67.887 million, an increase of 42.99% compared with last year and represented 3.31% of the Group's total turnover. During the period, gross margin for bakery business increased by 1.11 ppt. to 38.29% and profit attributable to equity shareholders increased by US$2.116 million to US$3.094 million. During the period, substantial improvement was achieved in bakery business, mainly as a result of the establishment of an efficient marketing team, the reinforcement in the sales management of mega store in direct sales channels and the construction of a penetrable and competitive network in distribution channels.

In the first half of 2008, overall gross profit was enhanced by a substantial growth in the sales of "3+2" Sandwich Cracker, our core product; while overall operation performance was boosted by timely adjustment to selling prices and enhancement in production efficiency and quality. According to ACNielsen's survey in June 2008, in terms of sales value, Master Kong had market shares of 22.3% in the sandwich cracker market, maintaining its No.1 position in the market.

In the second half of the year, we will continue the operation of our core brands and invest more in branding and promotion. We will continue to improve product quality by modernizing traditional food and promote gift box projects. Bakery business shall aim to build up Chinese bakery brand names and maintain sustained growth and profits.

Refrigeration Business

Refrigeration business continued to develop smoothly in the second quarter. "Daily C" continued to be the leading fruit juice brand, while "Daily C Good Vegetables and Fruits" which were launched in the first quarter have in the short period became the leading brand for pure vegetable and fruit juices. Market shares for sales of lactic beverage increased significantly, while Yogurt maintained its advantage in the high-end market with continuous strengthening of the marketing of bottle packaged Yogurt and the healthy coarse grain products along with streamlining of costs.

FINANCING

As of 30 June 2008, the Group's total liabilities amounted to US$1,567.615 million, and total assets amounted to US$2,966.862 million. The Group's total liabilities increased by US$514.889 million as compared to US$1,052.726 million as at 31 December 2007. The debt ratio, calculated as total liabilities to total assets, increased by 7.74ppt. to 52.84% as compared to 31 December 2007. The increase in debt ratio was because both trade payables and long term loans have increased mainly for capital expenditures and purchasing of more raw materials due to the increase in activities. Provision for final dividend payable for the year 2007 has also increased other payables. The Group's long-term and short-term bank loans increased by US$148.885 million, as compared to 31 December 2007. The Group's proportion of the total borrowings denominated in foreign currency and Renminbi was 80.49% and 19.51% respectively. The proportion between the Group's long-term loans and short-term loans was "15%:85%". In addition, the Group's transactions are mainly denominated in Renminbi. The appreciation of Renminbi against US dollars by 6.08% brought an exchange gain of US$92.160 million during the first half of 2008, of which US$16.534 million and US$75.626 million have been included in the income statement and exchange translation reserve respectively.

As of 30 June 2008, the Group had cash on hand and bank balances of US$372.871 million, and no contingent liability.

Financial Ratio

	As at 30 June 2008	As at 31 December 2007
Finished goods turnover	11.70 Days	8.95 Days
Accounts receivable turnover	11.42 Days	11.84 Days
Current ratio	0.67 Times	0.70 Times
Debt ratio (Total liabilities to total assets)	52.84%	45.10%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	0.16 Times	0.15 Times

HUMAN RESOURCES

As a result of the addition of more new factories for bottled water and the development for the Group's "Better Access, Broader Reach" distribution strategy, the number of the Group's staff increased to 47,164 as at 30 June 2008 (31 December 2007: 45,990). The Group provides competitive salary packages, insurance and medical benefits to employees. The Group also puts significant efforts in the management, planning and development of human resources. The good management system for human resources will enhance employees' contribution to the Group and enable the Group to maintain strategic advantages in retaining talents.

The Group continued the development in human resources and sent staff for overseas training and maintained function-based training system. On 20 March 2008, the Group provided a share option scheme to some of its staff.

PROSPECTS

As the national economy of China continues to grow rapidly, the urbanization in China speeds up and the consumption structure upgrades, there is still huge potential in the domestic demand market. According to the National Bureau of Statistics of China, the GDP of China in the first half year grew by 10.4% as compared to the same period last year. During the first half, the CPI in the PRC grew by 7.9% as compared to the same period last year, mainly in food prices. With the emerging of inflation in the food industry as a whole, a rising trend in commodity price seems to be inevitable. Meanwhile, the food industry is expected to maintain its momentum of stable growth but with some pressure on profit margin.

In view of the fierce competition in the instant noodles and beverage markets, the Group will further capitalize on its own competitive strengths, adhere to its development strategy on the scaling-up and professionalization of its instant noodles, beverage and bakery businesses, implement in a timely manner strategies to extend product lines and develop high-end products and make planning for new businesses to further meet the demands of consumers. In addition, the Group will, along with its rapid expansion, endeavor to improve the quality of management comprehensively, further expand the market and grow bigger and stronger, so as to transform its advantages into strengths. The Group will strive to maintain the leading position of its products in the PRC market with sustained and steady growth in its results.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 30 June 2008, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance and Accounting Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

Audit Committee

The Company established the Audit Committee in September 1999. The Audit Committee currently has three Independent Non-executive Directors, Mr. Lee Tiong-Hock, Mr. Hsu Shin-Chun and Michio Kuwahara. Mr. Kazuo Ogawa resigned on 1 April 2008. The latest meeting of the Committee was held to review the results of the Group for this period.

Remuneration and Nomination Committee

This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Michio Kuwahara. Mr. Kazuo Ogawa resigned on 1 April 2008.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession plan for Directors.

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

SHARE OPTION SCHEME

At the extraordinary general meeting held on 20 March 2008, the shareholders approved the adoption of the Share Option Scheme. On the same day, the Company granted 11,760,000 share options to employees of the Group. The share options are exercisable for the period from 21 March 2013 to 20 March 2018 at an exercise price of HK$9.28 per share. The Company offered 2,000,000 share options to the Company's Chairman and Chief Executive Officer, Mr. Wei Ing-Chou.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE OFFICER IN SHARES

As at 30 June 2008, the interests and short positions of the Directors and Chief Executive Officer in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

Name of Directors	Number of ordinary shares		Number of underlying shares held under share options
	Personal interests	Corporate interests *(Note)*	
Wei Ing-Chou	13,242,000	2,044,827,866	2,000,000
Wei Ying-Chiao	—	2,044,827,866	—

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 32.52% by Rich Cheer Holdings Limited ("Rich Cheer") and as to the remaining 12.38% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. Rich Cheer is beneficially owned by the spouses of Wei Ing-Chou, Wei Ying-Chiao, Wei Yin-Chun and Wei Yin-Heng in equal shares.

Save as disclosed above, at no time during the three months ended 30 June 2008 there were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 30 June 2008, none of the Directors and Chief Executive Officer had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by Directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive Officer of the Company, as at 30 June 2008, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of Shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	2,044,827,866	36.5886%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%

Save as disclosed above, as at 30 June 2008, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 25 August 2008

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

除本段所披露者外，截至2008年6月30日止6個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於2008年6月30日，概無董事及行政總裁於本公司或其相聯法團（定義見證券及期貨條例第十五部）之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

主要股東

就本公司董事或行政總裁所知，於2008年6月30日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司（並非本公司董事或執行董事）如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新（開曼島）控股有限公司	2,044,827,866	36.5886%
三洋食品株式會社	1,854,827,866	33.1889%

除上述者外，於2008年6月30日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

董事局

於本報告日，魏應州、井田毅、吉澤亮、魏應交、吳崇儀及井田純一郎為本公司之執行董事，徐信群、李長福及桑原道夫為本公司之獨立非執行董事。

承董事會命
主席
魏應州

中國天津，2008年8月25日

網址： http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、買賣或贖回股份

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

購股權計劃

於2008年3月20日舉行的股東特別大會，本公司股東通過採納購股權計劃。本公司於同一天授出11,760,000股購股權予本集團的僱員。該購股權的行使期自2013年3月21日至2018年3月20日，行使價為每股9.28港元。本公司向本集團主席及行政總裁魏應州先生授予2,000,000股購股權。

董事及行政總裁之股份權益

於2008年6月30日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目		
董事姓名	個人權益	法團權益(附註)	根據購股權持有相關股份數目
魏應州	13,242,000	2,044,827,866	2,000,000
魏應交	—	2,044,827,866	—

附註：該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，Rich Cheer Holdings Limited持有32.52%及獨立第三者持有其餘的12.38%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。Rich Cheer是由魏應州、魏應交、魏應充及魏應行等之配偶實益擁有相等的股權。

公司管治

遵守企業管治常規守則

於截至2008年6月30日止期內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1. 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生身兼本公司主席與行政總裁的職務；

2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及

3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自1996年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財會部門受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

審核委員會

目前審核委員會成員包括李長福、徐信群及桑原道夫三位獨立非執行董事，小川和夫先生於2008年4月1日辭任。該委員會最近召開之會議乃審議本集團期內之業績。

薪酬及提名委員會

目前薪酬及提名委員會成員包括徐信群、李長福及桑原道夫三位獨立非執行董事，小川和夫先生於2008年4月1日辭任。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金、花紅計劃及其他長期鼓勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

財務比率概要

	2008年 6月30日	2007年 12月31日
製成品週轉期	11.70日	8.95日
應收賬款週轉期	11.42日	11.84日
流動比率	0.67倍	0.70倍
負債比率(總負債相對於總資產)	52.84%	45.10%
負債與資本比率(淨借貸相對於本公司股東權益比率)	0.16倍	0.15倍

人力資源

因應瓶裝水工廠持續的投產及通路精耕細作的展開，令本集團截至2008年6月30日的員工人數增加至47,164名(2007年12月31日：45,990名)。本集團在向僱員提供具競爭力的薪酬及保險、醫療福利制度的同時，亦充分重視人力資源的開發、管理與發展規劃，以期透過完善的人力資源管理，提高僱員對本集團的貢獻，亦使企業具備戰略性的人才優勢。

期內延續2007年之人力發展政策，繼續優秀人才赴海外培訓計劃，及功能別訓練組織系統之實施，並於2008年3月20日，提供購股權計劃予部分員工。

展望

根據中國國家統計局統計，中國上半年的國內生產總值(GDP)較去年同期高速增長10.4%。而期內內地居民消費價格指數(CPI)同比上漲7.9%，整個食品行業的通貨膨脹已經成形。惟隨著中國國民經濟持續快速的增長，城市化的腳步不斷加快，消費結構也在不斷的升級，內需市場依然呈現出巨大的潛力。食品產業在面臨利潤招受擠壓的同時仍將延續近年來穩步增長的發展趨勢。

面對中國方便麵市場及飲料市場激烈競爭的狀況，本集團將繼續發揮自身優勢聚焦於方便麵、飲品和糕餅的專業化和規模化發展戰略，並將會適時實施產品線延伸策略及高端產品路線，規劃新事業以滿足更多的消費需求；本集團在快速擴張的同時，也將積極全面的提升管理品質，深度開發市場，使本集團做大的同時更能做強，將優勢轉化為實力。未來，本集團會進一步強化產品在中國市場的領導地位，業績將持續而穩固地增長。

糕餅業務

2008年上半年糕餅業務銷售額達到67,887千美元，較去年同期上升42.99%，佔本集團總營業額約3.31%；同期糕餅事業的毛利率上升1.11個百分點至38.29%，本公司股東應佔溢利增加2,116千美元至3,094千美元。期內糕餅業務獲得明顯改善，主要是建立有效率的行銷組織，於直營通路加強對現代化商場的銷售管理，於經銷通路建構可滲透及有競爭力的網絡。

期內核心品項3+2夾心餅乾的銷售大幅成長，帶動整體毛利成長；適時調整銷售價格及生產效率及品質的提升均令整體營運表現更見卓越。根據ACNielsen2008年6月之調查結果，以銷售額計算，康師傅於中國夾心餅乾市場的佔有率為22.3%，繼續穩居市場第一位。

展望下半年將持續核心品牌的經營，同時加大品牌投資和推廣活動；將傳統美食現代化及推動禮盒專案，持續提升品質。糕餅事業群致力於中國糕餅品牌的建立並為達到持續成長及獲利而努力。

冷藏業務

冷藏業務於第二季度持續穩定發展，每日C在華東地區持續穩居純果汁市場領導品牌，第一季度新上市每日C好蔬好果已經於短期內成為100%果蔬汁品類的領導品牌；乳酸菌飲料銷售市場份額大幅增長；優酪乳維持在高端市場的優勢，繼續強化瓶裝及新品健康粗糧的推廣與成本的精進。

財務分析

於2008年6月30日，本集團總負債為1,567,615千美元，相對於總資產2,966,862千美元，負債比例為52.84%。相較於2007年12月31日的總負債1,052,726千美元，增加了514,889千美元，負債比例上升了7.74個百分點，負債比例上升是因應資本開支導致之應付款增加及季節性原材料採購導致之應付帳款及有息借貸增加，此外，準備發放2007年度的末期股息亦令其他應付款增加。同期長短期銀行貸款相較於2007年12月31日增加了148,885千美元。總借貸中，外幣與人民幣的比例分別為80.49%：19.51%，長短期貸款比例為15%：85%。由於本集團的交易大部分以人民幣為主，而期內人民幣對美元的滙率升值了6.08%，對本集團造成1-6月滙兑收益共92,160千美元，分別包括於收益表內的16,534千美元及外幣換算儲備內的75,626千美元。

截至2008年6月30日，本集團並無或有負債，而同期本集團的手頭現金及銀行存款為372,871千美元。

飲品業務

儘管上半年原材料價格依然處於高位、油價上漲導致運輸成本大幅增加、CPI的高位運行，消費者的購買結構改變，以及天氣異常及競爭加劇等不利因素影響，藉由靈活的市場策略及於旺季前期透過與通路夥伴的充分溝通，令本集團飲品上半年營業額較去年同期上升25.19%至942,979千美元，佔本集團總營業額的46.02%。期內，更是藉由持續改善組織的效能及費用的有效控制，毛利率較去年同期增長了0.54個百分點至38.96%，毛利額同比上升了26.94%，達到367,366千美元；加上整體營運成本控制得宜，期內母公司股東應佔溢利亦上升22.49%至63,325千美元。

期內受5月四川大地震的影響，為配合國家政策，我們在廣告投放上略有遲緩，但是在6月以後，為配合飲品旺季的來臨，康師傅茶飲料、包裝水及果汁系列等展開全面的銷售攻勢。期內飲品業務透過電視及戶外媒體的精準投放及年度消費者活動的全面展開，與消費者進行了全方位的深度溝通。

茶系列產品方面，今年茶飲料市場依舊競爭激烈，本集團持續以口味延伸及差異化策略提升業績並鞏固茶品類龍頭地位，締造茶專家形象，開拓全新的茶飲料市場。期內推出全新茶飲品「冰綠茶」，口味清新，在夏日為消費者注入清新與活力，「V」型勝利造型的瓶身貼合勇於嘗試的年輕一族好勝的個性，「感受勝利的滋味」。此外，在既有茉莉花茶系列的基礎上，在二季度再推出茉莉蜜茶，一經推出，立即獲得了市場的認可。冰紅茶走音樂行銷的路線，以音樂教父陶喆代言，將冰紅茶的活力、歡樂、自信的品牌特色表現的淋漓盡致。

稀釋果汁產品方面，以一貫追求時尚、健康、陽光、活力的品牌理念，倡導「自然健康每一天」。新產品「鮮の每日C－菠蘿汁」，「康師傅－蘋果汁」及「熱帶果滙」系列產品陸續推出，豐富了本集團在果汁產品的品項，也進一步刺激消費，提升銷售。

包裝水方面，期內推出1.5公升大瓶裝的礦物質水，並持續進行整箱販售；在二季度推出源自「長白山」的天然礦泉水，透過優質天然礦泉水的加入，我們有信心加大在包裝水市場的品牌地位，讓康師傅進一步成為「水的專家」。

據ACNielsen 2008年6月零研數字顯示，以銷售額計算，康師傅即飲茶之市場佔有率為41.3%，持續佔有市場龍頭地位；康師傅果汁系列藉雙品牌策略，取得16.7%的市場佔有率，居稀釋果汁類別市場第三位；此外，在天然礦泉水上市及礦物質水的重新包裝推動下，康師傅瓶裝水的市場佔有率為20.8%，站穩市場第一位。

此外，公司持續改善組織的效能，調整產品結構，改善毛利結構，降低各項費用。並持續通路精耕細作，優化市場通路，快速鋪貨，將產品送至銷售終端。期內新生產線已全部投入生產，充分供應成長需求。

未來，飲品業務將持續市場的佈局及產能的發揮，提高市場佔有率，繼續保持飲料的市場領先地位。

管理層討論與分析

第二季度本集團生產所需主要原材料如棕櫚油及麵粉價格依然高企，分別較去年同期上升57.59%及7.89%；在原材料成本顯著飆升下，透過管理團隊持續的精進生產管理及發揮統一採購的優勢，有效控制生產成本，同時配合穩健的行銷策略及對產品銷售組合的優化，令整體毛利率於原料價格高企的壓力下仍較去年同期上升。其中本集團的高價麵上半年銷售表現遠較市場優越，銷售額錄得55.49%的成長；飲品業務受到5月在四川省發生的強烈地震影響，策略性延遲廣告計劃，加上6月異常的潮濕多雨天氣，致整體營收增長幅度略有放緩，但即飲茶及礦物質水銷量仍然穩居市場第一位。

期內由於強化銷售通路的精耕細作策略奏效及善控廣告及宣傳費用，上半年的營業額較去年同期上升36.36%，整體毛利率上升0.23個百分點至32.94%，毛利額則同比上升37.29%；扣除利息、税項、折舊及攤銷前之盈利(EBITDA)較去年同期上升37.18%，達到322百萬美元；股東應佔溢利上升33.18%至128百萬美元。

方便麵業務

上半年方便麵業務的營業額為982,460千美元，較去年同期上升49.38%，佔本集團總營業額的47.94%。康師傅品牌以四大支柱金牛品牌－紅燒牛肉、香辣、香菇、鮮蝦為基礎，滿足消費者對基本美味的需要，同時持續發展各區域口味以滿足不同地域、不同飲食文化的需求；其中，「紅燒牛肉及香辣牛肉口味的乾拌麵」演繹經典美味新吃法；「辣旋風」以流行的辣為訴求，持續與年輕族群進行溝通；「麻辣系列」演繹經典川味；明星品牌區隔市場，精準行銷，創造品牌形象，所屬品牌「麵霸拉麵」以「好麵有精神」的訴求，持續建立「好麵條標杆」的品牌地位；「食麵八方」持續「乾拌麵美食之旅」的溝通，透過盒裝麵和袋裝麵的推廣，穩固乾拌麵市場第一品牌的地位；「勁爽拉麵」、「好滋味」則全力經營中價麵市場，滿足城市中下階層消費者的需求。

中價麵品牌，「超級福滿多」及「金牌福滿多」已經穩固領導者地位；而平價麵品牌，「福滿多」及「福滿多一碗香」有效的執行分食任務，在二、三、四級市場穩步成長；乾脆麵品牌「隨手包」及「大塊包」齊首並進，推動整體乾脆麵的持續成長；「福滿多」品牌的良好經營，有效帶動本集團在整體中、平價麵市場的成長。

據ACNielsen 2008年6月零研數據顯示，以銷售額計算，本集團的方便麵於中國整體方便麵之市場佔有率為46.4%，持續穩居第一位。期內本集團加強整體營運管理，以及持續調整產品銷售組合，刺激容器麵及高價袋麵的銷售，令高價麵銷售額同比上升55.49%，持續搶佔高價麵市場佔有率；康師傅容器麵和高價袋麵的市佔率分別高達62.6%和68.1%。福滿多品牌是本集團進軍平價麵市場的主力品牌，取得平價麵市場的14.1%佔有率，居平價麵市場第三位。

上半年方便麵主要原材料之一的棕櫚油價格較去年同期大幅上升62%，但得益於高毛利的容器麵及高價袋麵的銷售佔比持續增加、去年適度的調價、成本控制及精進生產效率，令方便麵業務之毛利率較去年同期增長1.99個百分點至26.04%，而毛利額則同比上升61.76%，加上整體行銷策略成功及營運成本控制得宜，令本公司股東應佔溢利較去年上升58.91%至58,316千美元。

14. 與有關連人士之交易

除於本賬目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	2008年 1至6月 (未經審核) 千美元	2007年 1至6月 (未經審核) 千美元
(a) 向下列公司出售貨品：		
聯營公司	358	849
本公司若干主要股東所控制之公司	803	462
本公司董事所控制之公司	6,129	4,763
(b) 向下列公司購買貨品：		
聯營公司	161,734	130,708
本公司若干主要股東所控制之公司	6,685	9,839
本公司若干少數股東之控股公司	1,002	1,065
(c) 向下列公司收取加工費用：		
本公司若干主要股東所控制之公司	—	888
本公司若干少數股東之控股公司	615	502

(d) 於2008年6月30日，本集團之聯營公司及本公司若干少數股東之控股公司向本集團之銀行提供銀行信貸之擔保分別為3,645千美元及9,391千美元(2007年12月31日：4,320千美元及17,530千美元)。

11. 發行股本

	每股面值0.005美元之普通股	
	股份數目	千美元
法定：		
於2007年12月31日及2008年6月30日	7,000,000,000	35,000
已發行及繳足：		
於2007年12月31日及2008年6月30日	5,588,705,360	27,943

12. 儲備

	股份贖回儲備	股份溢價	外幣換算儲備	一般儲備	保留溢利	合計
	千美元	千美元	千美元	千美元	千美元	千美元
於2007年12月31日	36	332,478	93,124	135,961	438,119	999,718
滙兑差額	—	—	75,626	—	—	75,626
轉撥往一般儲備	—	—	—	7,388	(7,388)	—
本期溢利	—	—	—	—	127,607	127,607
股息	—	—	—	—	(150,336)	(150,336)
於2008年6月30日	36	332,478	168,750	143,349	408,002	1,052,615

13. 承擔

	2008年6月30日(未經審核)	2007年12月31日(已經審核)
	千美元	千美元
(a) 資本承擔		
已訂約但未撥備	65,223	196,008

(b) 營運租約承擔

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

	2008年6月30日(未經審核)	2007年12月31日(已經審核)
一年內	7,902	10,369
於第二年至第五年屆滿(包括首尾兩年)	19,502	20,570
五年以上	3,116	4,301
	30,520	35,240

8. 應收賬款

本集團之銷售大部分為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款(扣除壞賬及呆賬減值虧損)之賬齡分析列示如下：

	2008年 6月30日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
0至90天	136,094	105,115
90天以上	9,648	9,276
	145,742	114,391

9. 應付賬款

應付賬款之賬齡分析列示如下：

	2008年 6月30日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
0至90天	495,562	318,190
90天以上	32,611	15,851
	528,173	334,041

10. 有息借貸

	2008年 6月30日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
銀行貸款：		
一年內	463,118	291,481
第二年	60,799	68,620
第三年至第五年(包括首尾兩年)	23,395	38,326
	547,312	398,427
被分類為流動負債部分	(463,118)	(291,481)
非流動部分	84,194	106,946

5. **稅項**

	截至6月30日止6個月	
	2008年	2007年
	(未經審核)	(未經審核)
	千美元	千美元
中國企業所得稅	39,318	17,576

開曼群島並不對本集團之收入徵收任何稅項。

由於本集團期內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限。本集團大部分附屬公司設立於經濟技術開發區，於2007年12月31日前按15%的適用稅率繳納企業所得稅。另由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅，及在其後三年獲稅率減半優惠。根據自2008年1月1日起生效之新稅法，中國企業所得稅的優惠稅率將按五年由15%逐漸地增加至25%。所有稅務寬減期將於2012年底屆滿。

6. a. **每股基本溢利**

每股基本溢利乃根據本公司股東期內應佔溢利127,607千美元(2007年：95,819千美元)及本期間已發行普通股之加權平均股數5,588,705,360(2007年：5,588,705,360)計算。

b. **每股攤薄溢利**

年內之每股攤薄盈利乃根據本年度之本公司股東應佔溢利淨額127,607千美元(2007年：95,819千美元)及年內就本公司購股權計劃所產生具有潛在攤薄影響之普通股數目作出調整後得出之普通股加權平均數計算。

用作計算每股攤薄溢利之普通股加權平均數之對賬表：

	截至6月30日止6個月	
	2008年	2007年
	股份數目	股份數目
用作計算每股基本盈利之普通股加權平均數	5,588,705,360	5,588,705,360
因授出購股權而視作發行之普通股	962,513	—
	5,589,667,873	5,588,705,360

7. **股息**

董事會決議不擬派發截至2008年6月30日止6個月之股息(2007年：無)。

簡明綜合財務報告附註：

1. 編製基準及會計政策

本集團未經審核中期業績乃由董事負責編製。該等未經審核中期業績乃根據香港會計師公會頒佈之香港會計準則第34號(「中期財務報告」)編製，此簡明賬目須與截至2007年12月31日止年度之賬目一併閱覽。編製此簡明中期賬目採用之會計政策及計算方法與編製本集團截至2007年12月31日止年度之賬目所採用者一致。

2. 按主要產品劃分之收益及分部業績

本集團主要在中華人民共和國(「中國」)運作，本集團的收益及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團收益及分部業績分析列載如下：

	營業額		分部業績	
	截至6月30日止6個月		截至6月30日止6個月	
	2008年	2007年	2008年	2007年
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千美元	千美元	千美元	千美元
方便麵	982,460	657,702	75,376	42,925
飲　品	942,979	753,214	150,571	117,436
糕　餅	67,887	47,477	2,657	1,012
其　他	55,927	44,441	9,860	8,052
合　計	2,049,253	1,502,834	238,464	169,425

3. 財務費用

	截至6月30日止6個月	
	2008年	2007年
	(未經審核)	(未經審核)
	千美元	千美元
需於五年內悉數償還之銀行利息支出	15,517	9,631

4. 除稅前溢利

除稅前溢利已扣除下列項目：

	截至6月30日止6個月	
	2008年	2007年
	(未經審核)	(未經審核)
	千美元	千美元
折舊	80,325	62,956
攤銷	2,149	1,877

簡明綜合股東權益變動表

2008年6月30日止6個月

	本公司股東權益 (未經審核) 千美元	少數股東權益 (未經審核) 千美元	合計 (未經審核) 千美元
於2007年1月1日	913,342	184,647	1,097,989
直接在股東權益內認列之淨收益			
匯兑差額	27,761	—	27,761
股息	(136,923)	(32,104)	(169,027)
本期溢利	95,819	50,116	145,935
	(13,343)	18,012	4,669
於2007年6月30日	899,999	202,659	1,102,658
於2008年1月1日	1,027,661	254,034	1,281,695
直接在股東權益內認列之淨收益			
匯兑差額	75,626	—	75,626
股息	(150,336)	1,280	(149,056)
本期溢利	127,607	63,375	190,982
	52,897	64,655	117,552
於2008年6月30日	1,080,558	318,689	1,399,247

簡明綜合現金流量表

截至2008年6月30日止6個月

	2008年 (未經審核) 千美元	2007年 (未經審核) 千美元
經營活動所得現金淨額	417,110	398,542
投資活動動用現金淨額	(376,216)	(259,357)
融資活動所得現金淨額	89,085	349
現金及現金等值物之增加	129,979	139,534
於1月1日之現金及現金等值物	242,892	163,920
於6月30日之現金及現金等值物	372,871	303,454
現金及現金等值物結餘分析：		
銀行結餘及現金	364,044	297,188
抵押銀行存款	8,827	6,266
	372,871	303,454

簡明綜合資產負債表
於2008年6月30日

	附註	2008年 6月30日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
資產及負債			
非流動資產			
物業、機器及設備		1,881,132	1,567,348
無形資產		11,075	11,701
聯營公司權益		26,337	33,929
土地租約溢價		66,635	65,594
可供出售金融資產		3,870	3,724
遞延税項資產		5,379	5,379
		1,994,428	1,687,675
流動資產			
按公允價值列賬及在損益賬處理的金融資產		39,331	21,439
存貨		240,176	155,217
應收賬款	8	145,742	114,391
預付款項及其他應收款項		174,314	112,807
抵押銀行存款		8,827	3,030
銀行結餘及現金		364,044	239,862
		972,434	646,746
流動負債			
應付賬款	9	528,173	334,041
其他應付款項		423,349	248,979
有息借貸之即期部份	10	463,118	291,481
客戶預付款項		28,287	43,045
税項		11,741	7,122
		1,454,668	924,668
淨流動負債		(482,234)	(277,922)
總資產減流動負債		1,512,194	1,409,753
非流動負債			
長期有息借貸	10	84,194	106,946
其他非流動應付款項		3,093	2,861
員工福利責任		8,239	7,893
遞延税項負債		17,421	10,358
		112,947	128,058
淨資產		1,399,247	1,281,695
股本及儲備			
發行股本	11	27,943	27,943
儲備	12	1,052,615	849,382
擬派特別股息		—	59,799
擬派末期股息		—	90,537
本公司股東應佔股本及儲備		1,080,558	1,027,661
少數股東權益		318,689	254,034
股東權益總額		1,399,247	1,281,695

2008年度中期業績

康師傅控股有限公司(「本公司」)之董事會欣然宣佈本公司及其附屬公司(「本集團」)截至2008年6月30日止6個月未經審核之簡明綜合中期財務報告連同2007年相對期間之未經審核比較數據。本集團中期財務報告未經審核，惟已獲本公司之審核委員會審閱。

簡明綜合收益表

截至2008年6月30日止6個月

	附註	2008年 1至6月 (未經審核) 千美元	2007年 1至6月 (未經審核) 千美元
收益	2	2,049,253	1,502,834
銷售成本		(1,374,317)	(1,011,221)
毛利		674,936	491,613
其他淨收入		38,318	18,360
分銷成本		(392,737)	(286,224)
行政費用		(50,224)	(33,763)
其他經營費用		(32,329)	(20,563)
財務費用	3	(15,517)	(9,631)
應佔聯營公司業績		7,353	3,719
除稅前溢利	4	230,300	163,511
稅項	5	(39,318)	(17,576)
本期溢利		190,982	145,935
期內應佔溢利			
本公司股東		127,607	95,819
少數權益股東		63,375	50,116
本期溢利		190,982	145,935
每股溢利	6		
基本		2.28美仙	1.71美仙
攤薄		2.28美仙	不適用

摘要

百萬美元	截至6月30日止6個月 2008年	2007年	變動
• 營業額	2,049.253	1,502.834	+36.36%
• 毛利率	32.94%	32.71%	+0.23百分點
• 集團毛利	674.936	491.613	+37.29%
• 扣除利息、稅項、折舊及攤銷前盈利(EBITDA)	322.127	234.828	+37.18%
• 本期溢利	190.982	145.935	+30.87%
• 本公司股東應佔溢利	127.607	95.819	+33.18%
• 每股溢利(美仙)	2.28	1.71	+0.57美仙

緒言

中國第二季度的國內生產總值(GDP)較去年同期增長10.1%，較第一季度10.6%的增速下降0.5個百分點。上半年則較去年同期增長10.4%，比上年同期回落1.8個百分點，經濟增速放緩。上半年居民消費價格指數(CPI)較去年同期上漲了7.9%，漲幅同比高出4.7個百分點。連續第十九個月處於實際負利率中。而作為CPI先行指標的工業品出廠價格(PPI)同比上漲7.6%，漲幅同比高出4.8個百分點，增速連續第六個月創三年來新高，顯示通膨壓力持續上升。

巨大的負利率水平和通貨膨脹的壓力，促使消費者減少儲蓄與隨意消費，增加對生活必需品的支出比重。本集團掌握此契機，透過靈活的行銷策略，令方便麵在傳統淡季的第二季度營業額仍較去年同期上升49.35%至458百萬美元。

回顧本集團上半年的營業額較去年同期上升36.36%至2,049百萬美元。方便麵、飲品及糕餅的營業額分別同比上升49.38%、25.19%及42.99%至982百萬美元、943百萬美元及68百萬美元。於期內，本集團的方便麵、即飲茶、包裝水及夾心餅乾持續穩居中國市場領導地位。

上半年整體毛利率同比成長0.23個百分點至32.94%，毛利額同比上升37.29%，除稅前溢利錄得230百萬美元，較去年同期上升40.85%。扣除利息、稅項、折舊及攤銷前盈利(EBITDA)較去年同期上升37.18%，達到322百萬美元；本公司股東應佔溢利上升33.18%至128百萬美元。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(於開曼群島註冊成立之有限公司)
(證券代號: 322)

中期業績報告 2008



冰红茶
畅快十足
RISING STAR
经典美味

* 僅供識別